

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 27, 2009

<u>Via U.S. Mail and Facsimile</u>

Sylvan Odobulu
Principal Accounting Officer
ERHC Energy
5444 Westheimer Road
Suite1440
Houston, Texas 77056
Fax No. 713-626-4704

> **Re: ERHC Energy**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **File No. 0-17325**

Dear Mr. Odobulu:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director